UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 100016, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):                         No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):                         No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 14, 2007 (Beijing time), eLong, Inc. (the “Company”) issued a press release regarding its second quarter 2007 unaudited financial results. The Company’s press release is furnished as Exhibit 99.1. In addition, on August 14, 2007 (Beijing time), the Company’s management team hosted a conference call to discuss the earnings press release.

The information herein and in the press releases is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Any statements contained in this document and any exhibits hereto concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, the risk that eLong will not be able to attract and retain customers in a cost effective manner, the risk that eLong will not be able to strengthen the eLong brand, the risk that eLong will not be successful in competing against new and existing competitors, changes in eLong’s management team and other key personnel, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002 with respect to our auditor’s requirement in future years to issue an attestation report on internal control over financial reporting, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2006 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Exhibits.

99.1	Press Release issued by the Company on August 14, 2007 with respect to it financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: August 14, 2007	ELONG, INC.

	By:	/s/ Chris Chan
	Name:	Chris Chan
	Title:	Chief Financial Officer

Exhibit 99.1

eLong, Inc. Reports Second Quarter 2007 Unaudited Financial Results

BEIJING, China – August 14, 2007—eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today reported unaudited financial results for the second quarter ended June 30, 2007.

Business Highlights for the Second Quarter 2007.

•	Travel revenues, comprised of hotel, air and other travel service revenues, increased 16% to RMB75.4 million for the second quarter 2007 compared with the prior year period.

•	Travel revenues by service line for the second quarters of 2007 and 2006 were as follows (figures in RMB 000’s):

	Q2 2007	% Total	Q2 2006	% Total	Y/Y Growth
Hotel commissions	60,162	79.8%	53,753	82.7%	12%
Air ticketing commissions	13,850	18.4%	9,641	14.8%	44%
Other travel revenue	1,400	1.9%	1,629	2.5%	-14%

Total travel revenue	75,412	100%	65,023	100%	16%

•

The Company recorded an operating loss of RMB 2.2 million for the second quarter, compared with an operating loss of RMB1.2 million for the second quarter of 2006, with greater sales and marketing and service development expense offsetting the Company’s increased gross profit.

•

The Company recorded a net loss of RMB 1.8 million for the second quarter, compared with a net income of RMB10.2 million for the second quarter of 2006. Net income decreased RMB 12.0 million primarily due to prior year other income of RMB 8.5 million related to interest income and unrealized exchange loss and a gain on the sale of discontinued operations of RMB 2.6 million. Excluding these items, net loss for the second quarter 2006 would have been RMB 0.9 million.

•

As of June 30, 2007 cash and cash equivalents were RMB1.17 billion (US$154 million), down 2% from RMB1.20 billion at December 31, 2006. Cash balances decreased RMB28.6 million primarily due to the majority of our cash being held in US$ and the resulting impact of the appreciation of the RMB.

“While eLong’s top-line results were in line with our expectations, we are not nearly satisfied with our performance. We have begun a comprehensive turnaround program to improve the Company’s execution,” said Henrik Kjellberg, Chairman and interim Chief Executive Officer of eLong, Inc. “Management is committed to making structural improvements in our hotel and air products, our customer service and our overall management talent. It will take time to regain momentum, but we are confident that eLong can successfully improve its performance and better leverage the growing Chinese travel market.”

“We are focused on striking an optimum balance between the need for fiscal discipline and reigniting our growth momentum,” said Chris Chan, eLong’s Chief Financial Officer. “We remain confident in the long-term opportunity of China’s online travel market, and over time we seek to drive financial gains from our structural improvements to the Company’s bottom-line.”

Business Results

Total and travel revenues increased 17% and 16%, respectively, for the second quarter of 2007 compared with the prior year period, reflecting continued growth in our core hotel commissions business and the 44% increase in air ticketing commissions.

Hotel

Hotel commission revenue increased 12% year-over-year primarily due to higher room volume. Room nights booked through eLong increased 11% to 922,000, while commission per room night remained largely unchanged at RMB65.

eLong has grown its hotel offering over 28% since second quarter 2006, and now features discounted rates at nearly 4,500 hotels in over 300 cities across China.

Air

Air ticketing commission revenue increased 44% primarily due to a 41% increase in air segments to 347,000, as well as a modest 2% increase in commission per air ticket to RMB40.

Profitability

Gross margin in the second quarter of 2007 was 73.5%, a decrease of 364 basis points compared with 77.1% in the prior year period. Gross margin decreased due to the increased mix of lower margin air commissions and increased compensation expense related to investments in our call center talent and infrastructure.

Operating expenses for the second quarter of 2007 and 2006 were as follows (figures in RMB 000’s):

	Q2 2007	% Revenue	Q2 2006 (1)	% Revenue	Y/Y Growth
Service development	12,257	15.6%	10,094	15.1%	21%

Sales and marketing	29,313	37.4%	25,302	37.9%	16%
General and administrative	13,540	17.3%	13,355	20.0%	1%
Business tax and surcharges	4,026	5.1%	3,643	5.5%	11%
Writedown of property and equipment and intangibles	526	0.7%	—	0.0%	N/A
Amortization of intangibles	265	0.3%	265	0.4%	0%
Total operating expenses	59,927	76.4%	52,659	78.8%	13.8%

Note 1- Effective second quarter 2006, prior period sales and marketing, service development and business tax and surcharge expenses have been revised to exclude expenses related to our discontinued operations

Service development, sales and marketing, and general and administrative expenses increased 13.0% during the second quarter, while total operating expenses increased 13.8%.

Service development expense is composed of expenses related to technology and product offering, including our website, the platform and the Company’s air and hotel products. Second quarter service development expense increased 21% and increased 50 basis points as a percentage of revenue to 15.6% because we maintained the pace of investment in our air booking and online payment platforms, and invested in other product enhancements.

Sales and marketing expense increased 16%, and decreased 50 basis points as a percentage of revenue to 37.4%. The increased expense was due to increases in business volume.

General and administrative expense increased 1%. General and administrative expenses as a percentage of revenue decreased 270 basis points to 17.3% in the second quarter.

Operating loss was RMB2.2 million as compared to an operating loss of RMB1.2 million in second quarter of 2006, an increased loss of RMB1.0 million primarily due to lower percent gross margin resulting from the higher air revenue mix, as well as higher spending in sales and marketing and service development expenses.

Other loss, which represents interest income, unrealized exchange gains/losses and other income/expense, was RMB1.1 million in the second quarter of 2007, primarily due to an unrealized foreign exchange loss of RMB15.4 million resulting from nearly 1.4% appreciation in the Renminbi from the prior quarter. This exchange loss was partially offset by net interest income of RMB14.1 million in the second quarter of 2007.

The Company recorded a net loss of RMB1.8 million for the second quarter compared to a net income of RMB10.2 million in the prior year period, an increased loss of RMB12.0 million primarily due to RMB8.9 million in higher continuing operating loss in the second quarter of 2007 and RMB3.1 million of income from discontinued operations which benefited the second quarter of 2006.

Our US GAAP diluted loss per ADS for the second quarter of 2007 was RMB0.08 compared to a diluted income per ADS of RMB0.38 in the prior year period.

Management Addition

eLong is pleased to welcome Thomas Chen as Vice-President of Marketing, whose responsibilities include eLong branding, product promotions, customer retention and analysis, loyalty programs, public relations and market research. Mr. Chen has ten years of brand management and FMCG marketing experience, of which eight years for SC Johnson & Son. He has worked in mainland China for four years, most recently as the marketing director for the Ting Hsin chain restaurant business. Mr. Chen., who hails from Taiwan, holds a master degree in Integrated Marketing from Northwestern University.

Business Outlook

eLong expects total revenues for the third quarter of 2007 within the range of RMB79.0 million to RMB87.0 million, an increase of 6% to 17% from the third quarter of 2006.

Note to the Unaudited Interim Consolidated Financial Information

Financial information in this press release is unaudited and was prepared in accordance with generally accepted accounting principles in the United States.

eLong suspended its vacation package service business on July 12, 2007.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the

Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent fluctuations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2006 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call

eLong will host a conference call to discuss its second quarter and fiscal 2007 earnings at August 13, 2007, 8:00 pm Eastern (Beijing/Hong Kong time: August 14, 2007 at 8:00 am). The management team will be on the call to discuss quarterly results and highlights and to answer questions. The toll-free number for U.S. participants is +1-800-365-8460. The dial-in number for Hong Kong participants is +852-2258-4000. International participants can dial +1-210-795-0492. Passcode ELONG.

A replay of conference call will be available for one day starting from 9:30 pm Eastern Time on August 13, 2007. US toll-free dial-in number: +1-800- 477-5518, international dial-in number: +1-203-369-4576. Passcode: 734540.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://ir.elong.net for three months.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed choices by providing a one-stop travel solution and consolidated travel tools and information such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 55 major cities across China. In addition to choice of a wide hotel selection in the Greater China region, eLong offers Chinese consumers the ability to make bookings at international hotels in over 140 destinations worldwide. eLong operates the websites http://www.elong.com and http://www.elong.net.

Investor Contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

86-10-5860-2288 ext.6555

eLong, Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Six Months Ended
	Jun. 30, 2007	Mar. 31, 2007	Jun. 30, 2006	Jun. 30, 2007	Jun. 30, 2006
	RMB	RMB	RMB	RMB	RMB
Revenues
Hotel commissions	60,162	48,879	53,753	109,042	95,837
Air ticketing commissions	13,850	12,050	9,641	25,900	17,650
Other travel revenue	1,400	2,077	1,629	3,476	3,086

Travel	75,412	63,006	65,023	138,418	116,573
Other	3,019	2,275	1,770	5,295	3,674

Total revenues	78,431	65,281	66,793	143,713	120,247

Cost of services	(20,701)	(17,701)	(15,285)	(38,403)	(28,470)

Gross profit	57,730	47,580	51,508	105,310	91,777

Operating expenses
Service development	(12,257)	(10,594)	(10,094)	(22,852)	(20,635)
Sales and marketing	(29,313)	(27,020)	(25,302)	(56,331)	(47,207)
General and administrative	(13,540)	(11,188)	(13,355)	(24,728)	(33,690)
Amortization of intangibles	(265)	(265)	(265)	(530)	(530)
Writedown of property and equipment and intangibles	(526)	—	—	(526)	—
Business tax and surcharges	(4,026)	(3,675)	(3,643)	(7,701)	(6,656)

Total operating expenses	(59,927)	(52,742)	(52,659)	(112,668)	(108,718)

Loss from operations	(2,197)	(5,162)	(1,151)	(7,358)	(16,941)
Other income/(loss)	(1,053)	4,329	8,497	3,276	12,761

Income/(loss) from continuing operations before income tax expense	(3,250)	(833)	7,346	(4,082)	(4,180)
Income tax benefit/(expense)	1,433	(52)	(250)	1,380	(787)

Income/(loss) from continuing operations	(1,817)	(885)	7,096	(2,702)	(4,967)
Discontinued operations
Income from discontinued operations	—	112	526	112	114
Income tax expense of discontinued operations	—	(8)	(48)	(8)	(42)
Gain on sale of discontinued operations	—	—	2,650	—	2,650

Total discontinued operations	—	104	3,128	104	2,722

Net income/(loss) before cumulative effect of change in accounting principles	(1,817)	(781)	10,224	(2,598)	(2,245)

Cumulative effect of change in accounting principles	—	—	—	—	282

Net income/(loss)	(1,817)	(781)	10,224	(2,598)	(1,963)

Basic income/(loss) per share
Continuing operations	(0.04)	(0.02)	0.14	(0.05)	(0.09)
Discontinued operations	0.00	0.00	0.06	0.00	0.05
Cumulative effect of change in accounting principles	0.00	0.00	0.00	0.00	0.00

Basic income/(loss) per share	(0.04)	(0.02)	0.20	(0.05)	(0.04)

Diluted income/(loss) per share
Continuing operations	(0.04)	(0.02)	0.13	(0.05)	(0.09)
Discontinued operations	0.00	0.00	0.06	0.00	0.05
Cumulative effect of change in accounting principles	0.00	0.00	0.00	0.00	0.00

Diluted income/(loss) per share	(0.04)	(0.02)	0.19	(0.05)	(0.04)

Basic income/(loss) per ADS
Continuing operations	(0.08)	(0.04)	0.28	(0.10)	(0.18)
Discontinued operations	0.00	0.00	0.12	0.00	0.10
Cumulative effect of change in accounting principles	0.00	0.00	0.00	0.00	0.00

Basic income/(loss) per ADS	(0.08)	(0.04)	0.40	(0.10)	(0.08)

Diluted income/(loss) per ADS
Continuing operations	(0.08)	(0.04)	0.26	(0.10)	(0.18)
Discontinued operations	0.00	0.00	0.12	0.00	0.10
Cumulative effect of change in accounting principles	0.00	0.00	0.00	0.00	0.00

Diluted income/(loss) per ADS	(0.08)	(0.04)	0.38	(0.10)	(0.08)

Shares used in computing basic net income/(loss) per share	50,732	50,685	50,374	50,709	50,364
Shares used in computing diluted net income/(loss) per share	50,732	50,685	53,870	50,709	50,364

Note that 1ADS = 2 shares

* Share-based compensation charges included are as follows:	1,760	2,769	2,519	4,529	6,753
Cost of services	29	21	42	50	106
Service development	569	677	669	1,246	1,437
Sales and marketing	83	201	134	284	334
General and administrative	1,079	1,870	1,674	2,949	4,876

*Unrealized Foreign exchange losses	15,421	9,614	2,772	25,034	9,547

eLong, Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended			Six Months Ended
	Jun. 30, 2007	Mar. 31, 2007	Jun. 30, 2006	Jun. 30, 2007	Jun. 30, 2006
	US$	US$	US$	US$	US$
Revenues
Hotel commissions	7,904	6,329	6,724	14,325	11,988
Air ticketing commissions	1,819	1,560	1,206	3,403	2,208
Other travel revenue	184	269	204	457	386

Total travel revenue	9,907	8,158	8,134	18,185	14,582
Other	397	295	221	696	460

Total revenues	10,304	8,453	8,355	18,881	15,042

Cost of services	(2,720)	(2,292)	(1,912)	(5,045)	(3,562)

Gross profit	7,584	6,161	6,443	13,836	11,480

Operating expenses
Service development	(1,610)	(1,372)	(1,262)	(3,002)	(2,581)
Sales and marketing	(3,851)	(3,499)	(3,164)	(7,400)	(5,906)
General and administrative	(1,779)	(1,449)	(1,671)	(3,249)	(4,214)
Amortization of intangibles	(35)	(34)	(33)	(70)	(66)
Writedown of property and equipment and intangibles	(69)	—	—	(69)	—
Business tax and surcharges	(529)	(476)	(456)	(1,012)	(833)

Total operating expenses	(7,873)	(6,830)	(6,586)	(14,802)	(13,600)

Loss from operations	(289)	(669)	(143)	(966)	(2,120)
Other income/(loss)	(138)	561	1,063	429	1,596

Income/(loss) from continuing operations before income tax expense	(427)	(108)	920	(536)	(524)
Income tax benefit/(expense)	188	(7)	(31)	181	(98)

Income/(loss) from continuing operations	(239)	(115)	889	(355)	(622)
Discontinued operations
Income from discontinued operations	—	15	66	15	14
Income tax expense of discontinued operations	—	(1)	(6)	(1)	(5)
Gain on sale of discontinued operations	—	—	331	—	331

Total discontinued operations	—	14	391	14	340

Net income/(loss) before cumulative effect of change in accounting principles	(239)	(101)	1,280	(341)	(282)

	—	—	—	—	—
Cumulative effect of change in accounting principles	—	—	—	—	35

Net income/(loss)	(239)	(101)	1,280	(341)	(247)

Basic income/(loss) per share
Continuing operations	(0.005)	(0.003)	0.018	(0.007)	(0.011)
Discontinued operations	0.000	0.000	0.008	0.000	0.006
Cumulative effect of change in accounting principles	0.000	0.000	0.000	0.000	0.000

Basic income/(loss) per share	(0.005)	(0.003)	0.026	(0.007)	(0.005)

Diluted income/(loss) per share
Continuing operations	(0.005)	(0.003)	0.016	(0.007)	(0.011)
Discontinued operations	0.000	0.000	0.008	0.000	0.006
Cumulative effect of change in accounting principles	0.000	0.000	0.000	0.000	0.000

Diluted income/(loss) per share	(0.005)	(0.003)	0.024	(0.007)	(0.005)

Basic income/(loss) per ADS
Continuing operations	(0.011)	(0.005)	0.036	(0.013)	(0.023)
Discontinued operations	0.000	0.000	0.015	0.000	0.013
Cumulative effect of change in accounting principles	0.000	0.000	0.000	0.000	0.000

Basic income/(loss) per ADS	(0.011)	(0.005)	0.051	(0.013)	(0.010)

Diluted income/(loss) per ADS
Continuing operations	(0.011)	(0.005)	0.033	(0.013)	(0.023)
Discontinued operations	0.000	0.000	0.015	0.000	0.013
Cumulative effect of change in accounting principles	0.000	0.000	0.000	0.000	0.000

Diluted income/(loss) per ADS	(0.011)	(0.005)	0.048	(0.013)	(0.010)

Shares used in computing basic net income/(loss) per share	50,732	50,685	50,374	50,709	50,364
Shares used in computing diluted net income/(loss) per share	50,732	50,685	53,870	50,709	50,364

Note that 1ADS = 2 shares

* Share-based compensation charges included are as follows:	231	358	315	595	845
Cost of services	4	3	5	7	13
Service development	75	88	84	164	180
Sales and marketing	11	26	17	37	42
General and administrative	142	242	209	387	610

*Unrealised foreign exchange losses	2,026	1,245	347	3,289	1,194

Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB7.6120 on June 29, 2007, USD1.00 = RMB7.7232 on March 31, 2007 and USD1.00 = RMB7.9943 on June 30, 2006 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at that rate on the reporting dates.

eLong, Inc.

CONSOLIDATED SUMMARY BALANCE SHEET DATA

(UNAUDITED, IN THOUSANDS)

	Jun. 30, 2007	Dec. 31, 2006	Jun. 30, 2007	Dec. 31, 2006
	RMB	RMB	US$	US$
ASSETS

Current assets:
Cash and cash equivalents	1,170,752	1,199,323	153,803	153,679
Restricted cash	11,473	—	1,507	—
Accounts receivable, net	39,868	28,237	5,238	3,618
Due from related parties	572	2,099	75	269
Deferred income taxes, net	2,577	708	339	91
Prepaid expenses and other current assets	11,833	10,384	1,555	1,331

Total current assets	1,237,075	1,240,751	162,517	158,987
Property and equipment, net	41,420	37,809	5,441	4,845
Goodwill	30,000	30,000	3,941	3,844
Intangible assets, net	3,216	3,746	422	480
Deferred income taxes, net	707	982	93	126
Other non-current assets	19,049	22,029	2,503	2,823

Total assets	1,331,467	1,335,318	174,917	171,105

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	40,428	32,753	5,311	4,197
Income taxes payable	3,478	16,757	457	2,147
Due to related parties	4,094	3,374	538	432
Accrued expenses and other current liabilities	79,496	81,540	10,443	10,448

Total current liabilities	127,496	134,424	16,749	17,225
Other long-term liabilities	327	980	43	126
Deferred income taxes	132	132	17	17

Total liabilities	127,955	135,537	16,809	17,367

Shareholders’ equity
Ordinary shares	4,199	4,192	552	537
Additional paid-in capital	1,307,487	1,301,312	171,765	166,747
Accumulated other comprehensive income (loss)	118	(29)	16	(4)

Accumulated deficit	(108,292)	(105,694)	(14,227)	(13,543)

Total shareholders’ equity	1,203,512	1,199,781	158,108	153,737

Total liabilities and shareholders’ equity	1,331,467	1,335,318	174,917	171,105

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